UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 10, 2021

Commission File Number: 001-39387

Renalytix AI plc

(Translation of registrant’s name into English)

Avon House

19 Stanwell Road

Penarth, Cardiff CF64 2EZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Renalytix AI plc (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Deloitte & Touche LLP (“Deloitte”) effective May 12, 2021 and the appointment of Ernst & Young LLP (the “Successor Auditor”) as successor auditor of the Company effective May 12, 2021 and for the fiscal year ended June 30, 2021.

In connection therewith, the Company provides that:

1.

The audit report of Deloitte on the financial statements of the Company as of and for the fiscal years ended June 30, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

2.	The dismissal of Deloitte and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors.

3.

During the fiscal years ended June 30, 2020 and 2019 and during the period of July 1, 2020 through the date of dismissal, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference in connection with its opinion to the subject matter of the disagreement.

4.	No “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, occurred within the fiscal years ended June 30, 2020 and 2019 and subsequently up to the date of dismissal.

The Company provided Deloitte with a copy of this Form 6-K and requested that Deloitte provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Deloitte’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending June 30, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Exhibit	Description

16.1	Letter from Deloitte & Touche LLP dated June 10, 2021.

99.1	Press release dated June 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX AI PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: June 10, 2021